Exhibit 99.2

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations & Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL REPORTS THIRD-QUARTER 2008 FINANCIAL RESULTS

Third-Quarter 2008 Revenues of $181.1 Million;

 Third-Quarter 2008 Net Income of $48.4 Million; U.S. GAAP EPS of $0.31;

Acquires First Specialty Central Nervous System Product for Launch in 2008;

Files ANDA for Fenofibrate Tablets;

Strengthened Management Team with Chief Scientific Officer

TORONTO, Canada, November 6, 2008 – Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month and nine-month periods ended September 30, 2008. To the extent that this news release contains forward-looking statements, investors are cautioned that these statements are based on the Company’s current views, and actual outcomes are not certain. For more information, see the note on forward-looking information following the conference-call details at the end of this news release.

“We made solid progress on the implementation of our New Strategic Focus and in restructuring our business in the third quarter” said Biovail Chief Executive Officer Bill Wells. “We acquired our first specialty CNS product, which we expect to launch under the brand name Xenazine® in the United States this year. Xenazine® is the only product approved for the treatment of Huntington’s Chorea in the U.S. and we are delighted to be part of bringing this important medication to the many people who need it.

“Our business development activities are at full speed, with numerous products currently in evaluation for acquisition or in-licensing. The recent financial market turmoil is likely to create opportunities in terms of business development for companies like Biovail with a strong balance sheet and cash flows. We have also made some key hires that are vital to our business and strategy going forward; including a new Chief Scientific Officer, Chief Financial Officer, Vice

President, Medical and Scientific Affairs, and Vice-President of Neurologic and Psychiatric Development.”

Financial Results

Total revenues for the three months ended September 30, 2008 were $181.1 million, compared with $188.9 million for the third quarter of 2007. Total revenues for the nine months ended September 30, 2008 were $575.7 million, compared with $638.9 million for the first nine months of 2007. In accordance with United States Generally Accepted Accounting Principles (GAAP), Biovail reported net income of $48.4 million in the third quarter of 2008, compared with net income of $65.9 million for the corresponding 2007 period. For the nine months ended September 30, 2008, net income was $79.5 million, compared with $227.5 million for the same period a year earlier. For the third quarter of 2008, Biovail reported GAAP earnings per share (EPS) of $0.31, compared with EPS of $0.41 for the third quarter of 2007. In the first nine months of 2008, GAAP EPS were $0.50, versus EPS of $1.41 for the first nine months of 2007.

Specific Items Affecting Operations

The following table displays specific items that affected results in the third quarter and first nine months of 2008 and 2007, respectively, and the impact of each individual item on diluted EPS.

	Three Months Ended September 30				Nine Months Ended September 30
[$ in 000s, except per share data;	2008		2007		2008		2007
Income (Expense)]	Amount	EPS Impact	Amount	EPS Impact	Amount	EPS Impact	Amount	EPS Impact
Restructuring costs	$(7,587)	$(0.05)	$820	$0.01	$(59,347)	$(0.37)	$(712)	$—
Legal settlements	(2,000)	$(0.01)	(2,062)	$(0.01)	(26,648)	$(0.17)	(2,062)	$(0.01)
Gain on disposal of investments	4,156	$0.03	—	$—	7,617	$0.05	15,716	$0.10
Proxy contest costs	(728)	$—	—	$—	(6,142)	$(0.04)	—	$—
Management succession costs	—	$—	—	$—	(6,052)	$(0.04)	—	$—
Loss on impairment of investments	(1,223)	$(0.01)	—	$—	(5,328)	$(0.03)	—	$—
Equity loss	—	$—	(432)	$—	(1,195)	$(0.01)	(1,325)	$(0.01)
Loss on early extinguishment of debt	—	$—	—	$—	—	$—	(12,463)	$(0.08)
Contract recoveries	—	$—	123	$—	—	$—	1,735	$0.01
Total	$(7,382)	$(0.05)	$(1,551)	$(0.01)	$(97,095)	$(0.61)	$889	$0.01

GAAP net income and EPS figures for the third quarter of 2008 were negatively impacted by  $7.6 million in restructuring charges, which includes $4.9 million related to the ongoing closures of the Company’s two Puerto Rico manufacturing facilities and Dublin, Ireland research facility, and $2.5 million related to Biovail’s Bridgewater, New Jersey facility as a result of lower estimated future sublease rentals; and a provision of $2.0 million related to legal settlements. In addition, Biovail incurred costs of $0.7 million related to the recent proxy contest; and recorded a $1.2-million loss primarily related to the further impairment of the Company’s auction-rate securities. Partially offsetting these items was a $4.2-million gain on the disposal of a portion of an equity investment. These items had an aggregate negative impact to net income and EPS of $7.4 million and $0.05, respectively.

In the third quarter of 2007, GAAP net income and EPS figures were negatively impacted by a $2.1-million legal settlement and a $0.4-million equity loss related to an investment in Western Life Sciences Venture Fund (WLS), partially offset by $0.9 million in cost recoveries, primarily related to the December 2006 restructuring of the Company’s U.S. operations. These items negatively impacted net income and EPS in the third quarter of 2007 by $1.6 million and $0.01, respectively.

Acquisition of Prestwick Pharmaceuticals, Inc.

In September 2008, Biovail acquired Prestwick Pharmaceuticals, Inc., a privately held, U.S.-based pharmaceutical company that holds the U.S. and Canadian licensing rights to tetrabenazine tablets (known as Xenazine® in the U.S. and Nitoman® in Canada). Xenazine® was recently approved by the U.S. Food and Drug Administration (FDA) for the treatment of chorea associated with Huntington’s disease, and granted Orphan Drug status, which provides the product with seven years of market exclusivity in the United States.

Biovail has assumed commercialization responsibility for tetrabenazine tablets in Canada, and is preparing for the product’s U.S. launch in the coming weeks by Ovation Pharmaceuticals, Inc.’s 48-person sales force. For more information, see the news release Biovail Acquires Prestwick Pharmaceuticals, issued September 17, 2008.

Strengthened Management Team

Earlier this morning, Biovail announced the appointment of Dr. Christian Fibiger to the newly created role of Chief Scientific Officer. As CSO, Dr. Fibiger will be based in Barbados and will oversee the development of Biovail’s product pipeline. Dr. Fibiger was most recently CSO of MedGenesis Therapeutix Inc. – a privately held biopharmaceutical company based in Victoria, British Columbia. From 2003 to 2007, he served as Vice President and Global Therapeutic Area Head of Neuroscience for Amgen Inc. Prior to that, he served for five years at Eli Lilly & Co as Vice President of Neuroscience Discovery Research and Clinical Investigation. From 1972 to 1998 he was on the Faculty of the Neurological Sciences and Department of Psychiatry of the University of British Columbia. Dr. Fibiger has a PhD in Psychopharmacology from Princeton, and has authored or co-authored over 400 publications and has made numerous contributions to neuroscience research.

Effective September 3, 2008, Peggy Mulligan, FCA was appointed as Biovail’s Chief Financial Officer. Mrs. Mulligan was most recently a Principal at Priiva Consulting Corporation, a leading game theory consulting practice. Prior to that, from 2005 to 2007, she served as Executive Vice-President, Chief Financial Officer and Treasurer of TSX-listed Linamar Corporation. Prior to Linamar, Mrs. Mulligan spent more than eleven years with The Bank of Nova Scotia (Scotiabank), most recently as Executive Vice-President, Systems and Operations. Earlier in her career, she was an Audit Partner with PricewaterhouseCoopers in Toronto. Mrs. Mulligan holds a B.Math (Honours) from the University of Waterloo and was named a Fellow of the Institute of Chartered Accountants of Ontario in 2003.

Following the addition of Dr. Robert Butz in June 2008 as Vice-President, Medical and Scientific Affairs, Biovail further strengthened its in-house CNS expertise in August with the appointment of Dr. Neil M. Sussman as Vice-President, Neurologic and Psychiatric Development of Biovail Technologies, Ltd. Prior to joining Biovail, Dr. Sussman was President of NMSNeuro Consulting, specializing in therapeutic areas such as dementia, mania, neuroprotection, multiple sclerosis and Parkinson’s disease. Before that, Dr. Sussman was Senior Director, CNS Clinical Research of Kyowa Pharmaceutical, overseeing development-stage products in Parkinson’s disease. Prior to joining Kyowa, Dr. Sussman served in research-and-development (R&D) roles at Marion Merrell Dow, Abbott Laboratories, Bristol-Myers Squibb’s CNS Clinical Research division and Forest Laboratories. Dr. Sussman is certified by the American Board of Psychiatry and Neurology, and was on the faculty of Yale University School of Medicine, and is a Fellow in the American Academy of Neurology. Dr. Sussman has co-authored over 30 peer-reviewed original papers in the area of CNS disorders.

Operating-Efficiency Initiatives

The ongoing process to wind down operations at Biovail’s two manufacturing facilities in Puerto Rico and the Company’s R&D facility in Dublin, Ireland remains on schedule. The closure of Biovail’s Ireland facility is essentially complete, while the complete closure of the Puerto Rico manufacturing facilities is anticipated within approximately 16 months. The Company has begun the sale process relating to these facilities, and expects a sale transaction for the Ireland facility within the next 12 months. However, in Puerto Rico, where there are many pharmaceutical plants on the market to be sold, it is less likely that the Company will be successful in that time period.

The closure of these three facilities will result in a reduction of headcount of about 300 employees – representing approximately 20% of Biovail’s total headcount – without any anticipated impact to the Company’s existing revenue base.

Non-Core Asset Sales

In the third quarter of 2008, Biovail sold 2.3 million common shares of an equity investment for total proceeds of $9.7 million.  In June 2008, Biovail sold its economic interest (common shares and convertible securities) in Financière Verdi for proceeds of $12.2 million. Biovail is pursuing the divestiture and/or monetization of other non-core assets, including its facilities in Puerto Rico and Ireland. Biovail believes the sale of non-core assets could, in aggregate, result in cash proceeds of approximately $100 million.

Share Repurchase Program

Under the Company’s ongoing share repurchase program, 2.3 million shares have been purchased and cancelled at a cost of $25.5 million. Biovail’s Board has approved the purchase of up to 14 million shares under the program (subject to regulatory filings and approvals), which expires June 1, 2009. Biovail’s credit facility currently restricts any share repurchases to $50 million per calendar year and any purchases beyond this threshold require lender consent. Biovail intends to resume share purchases after the current blackout period ends.

2008 Financial Performance

Product revenues for the third quarter of 2008 were $170.5 million, compared with $178.3 million in the third quarter of 2007, a decrease that primarily reflects lower revenues for Wellbutrin XL® as a result of generic competition. Excluding Wellbutrin XL®, total product revenues were $153.9 million in the third quarter of 2008, compared with $124.8 million in the corresponding period in 2007, an increase of 23%. Product revenues for the nine months ended September 30, 2008 were $543.1 million, compared with $607.1 million for the nine months ended September 30, 2007. Excluding Wellbutrin XL®, total product revenues were $437.2 million in the nine months ended September 30, 2008, compared with $439.1 million in the corresponding period in 2007.

Product revenues for Wellbutrin XL® were $16.6 million in the third quarter of 2008, and $105.9 million in the first nine months of 2008, compared with $53.5 million and $168.0 million in the corresponding periods in 2007, respectively. These decreases reflect the introduction of generic competition for the 300mg dosage strength of the product in December 2006, and for the 150mg strength in May 2008.

In the third quarter of 2008, Biovail recorded revenues of $20.8 million for Ultram® ER, compared with $13.8 million in the corresponding period in 2007. In the first nine months of 2008, Ultram® ER generated revenues of $64.1 million, compared with $63.3 million in the corresponding period in 2007. The increases reflect the positive impact of price increases implemented by Biovail’s marketing partner, Ortho-McNeil, Inc. (OMI), and a favourable change in prescription mix from the 100mg dosage strength to the 200mg and 300mg strengths; partially offset by lower sales of sample supplies in 2008.

Revenues for Biovail’s Zovirax® franchise were $32.8 million in the third quarter of 2008, and $107.4 million in the first nine months of 2008, representing increases of 6% and 4%, respectively, compared with $31.0 million and $103.5 million in the prior-year periods. This performance reflects price increases implemented over the last 12 months, partially offset by lower prescription volumes. Total prescription volume for the Zovirax® franchise decreased 4% in the third quarter of 2008, compared with the third quarter of 2007. In the third quarter of 2008, Zovirax® Ointment and Zovirax® Cream held a combined 75.6% share of the topical herpes market.

In October 2008, Biovail terminated its promotional services agreement with Sciele Pharmaceuticals, Inc. for Zovirax® Ointment and Zovirax® Cream, as a result of the acquisition of Sciele by Shionogi & Co. and pursuant to the change of control provisions within the agreement. Biovail intends to engage a contract sales organization to provide promotional services for Zovirax® to U.S. physicians, and expects to retain a greater share of the product line’s economics going forward.

Following the acquisition of Prestwick on September 16, 2008, Biovail recorded revenues of $0.5 million in the third quarter of 2008 related to Nitoman® sales in Canada.

Third-quarter 2008 revenues for Biovail Pharmaceuticals Canada (BPC) were $18.2 million, compared with $14.7 million in the prior-year period. BPC revenues for the first nine months of 2008 were $52.9 million, compared with $42.6 million in the first nine months of 2007. The year-over-year increases reflect continued growth of Tiazac® XC, for which prescriptions increased 19%, compared with the third quarter of 2007; the strong performance of Wellbutrin® XL, which captured 48.2% of bupropion prescriptions in the third quarter of 2008; and the November 2007 launch of Ralivia™ (extended-release tramadol hydrochloride).

In the third quarter of 2008, Cardizem® LA generated revenues of $13.2 million, compared with $14.4 million for the corresponding period in 2007. In the first nine months of 2008, Cardizem® LA generated revenues of $33.9 million, compared with $61.1 million in the first nine months of 2007. The declines in revenue reflect lower prescription volumes in 2008, and higher shipments in the first quarter of 2007 to address a backorder for the 120mg and 180mg dosage strengths that existed at the end of 2006. The amortization of deferred revenues associated with the May 2005 Kos transaction positively impacted Cardizem® LA revenues by $3.8 million and $11.3 million in the third quarter and first nine months, respectively, of both 2007 and 2008.

Biovail’s Legacy products generated revenues of $42.1 million for the third quarter of 2008, compared with $30.6 million in the third quarter of 2007, an increase of 38%. In the first nine months of 2008, Legacy products generated revenues of $115.5 million, compared with $101.2 million in the first nine months of 2007, an increase of 14%. This performance reflects the impact of price increases implemented for these products (other than Tiazac®) over the last 12 months, which more than offset declining prescription volumes.

Product revenue for Biovail’s portfolio of generic products (distributed by a subsidiary of Teva Pharmaceutical Industries Ltd.) was $25.7 million in the third quarter of 2008, compared with $20.3 million in the third quarter of 2007. This increase reflects the recognition of a $4.5-million adjustment made by Teva to reduce its chargeback provision related to past sales of these generic products. In the first nine months of 2008, revenues were $61.8 million, compared with $67.5 million in the corresponding 2007 period, reflecting lower prescription volumes and pricing as a result of increased competition.

Performance Summary

The following table summarizes Biovail’s product revenue performance in the third quarter and first nine months (YTD) of 2008:

($000s)	Q3/08 Revenues	Q3/07 Revenues	Change (%)	YTD/08 Revenues	YTD/07 Revenues	Change (%)
Wellbutrin XL®	16,587	53,516	(69)	105,863	167,969	(37)
Ultram® ER	20,837	13,765	51	64,107	63,346	1
Zovirax®	32,767	31,017	6	107,422	103,517	4
Nitoman®	466	—	NM	466	—	NM
Biovail Pharmaceuticals Canada	18,246	14,654	25	52,899	42,551	24
Cardizem® LA	13,191	14,429	(9)	33,883	61,064	(45)
Legacy Products	42,139	30,606	38	115,477	101,163	14
Generics	25,669	20,334	26	61,836	67,479	(8)
Glumetza® (U.S.)	628	—	NM	1,157	—	NM
Total Product Revenues	170,530	178,321	(4)	543,110	607,089	(11)

R&D revenue decreased 12% to $5.5 million in the third quarter of 2008 as a result of lower activity at Biovail’s Contract Research Division. Revenues for the first nine months of 2008 were flat at $18.5 million.

Royalty and other revenue was $5.1 million in the third quarter of 2008 and $14.1 million in the first nine months of 2008, compared with $4.3 million and $13.4 million in the corresponding periods in 2007, respectively.

Cost of goods sold for the third quarter of 2008 was $47.5 million, compared with $50.5 million in the third quarter of 2007. Gross margins based on product sales were 72% in each of the third quarters of 2007 and 2008, and 73% in each of the first nine months of 2007 and 2008. This performance reflects the negative impact of reduced contribution from Wellbutrin® XL revenues, lower absorption of overhead as a result of surplus manufacturing capacity, and higher amortization expense; offset by the positive impact of price increases implemented on several of our product lines, lower level of wholesaler chargebacks and shelf-stock adjustments recorded by Teva in the third quarter of 2008, and the inclusion of the $4.5-million chargeback adjustment related to past sales.

R&D expenditures were $18.7 million for the third quarter of 2008 and $76.8 million for the first nine months of 2008, compared with $30.7 million and $88.8 million for the corresponding periods in 2007, respectively. The year-over-year decreases reflect lower spending associated with Aplenzin™ (bupropion hydrobromide); the first-quarter 2008 termination of BVF-146

(combination of tramadol and a non-steroidal anti-inflammatory drug, or NSAID); the ongoing closure of the Company’s R&D facility in Dublin, Ireland, and the rationalization of several earlier-stage programs following the adoption of Biovail’s New Strategic Focus.

In the third quarter of 2008, Biovail filed an abbreviated new drug application (ANDA) to the U.S. Food and Drug Administration (FDA) for BVF-203 – a generic formulation of 145mg and 48mg tablets of fenofibrate (marketed in the U.S. under the Tricor brand name). Biovail believes it is the first-to-file on the 48mg strength, which generated revenues of approximately $70 million in the twelve months ended June 30, 2008, according to IMS Health; and second on the 145mg strength, which generated revenues of approximately $1.4 billion over the same period. Biovail anticipates the filing of an additional ANDA within the next 3-6 months.

With respect to Aplenzin™ (bupropion hydrobromide tablets), Biovail is evaluating a number of commercialization options for the product, including co-promotion opportunities, and partnering with a global, top-10 pharmaceutical company. The use of a contract sales organization is also being considered. Launch quantities of Aplenzin™ are currently being manufactured in anticipation of the product’s commercialization in 2009.

Biovail anticipates investing over $600 million in R&D in the 2008-2012 timeframe, which includes in-licensing and milestone payments, but excludes acquisition costs (as in the Prestwick transaction). The Company’s New Strategic Focus assumes 4-5 specialty CNS products are in-licensed or acquired through 2012. Xenazine® represents the first of these, and, given the pending launch of the product, significantly accelerates the timeline for the realization of revenues from in-licensed or acquired specialty CNS products.

Selling, general and administrative (SG&A) expenses for the third quarter of 2008 were $44.7 million, compared with $33.7 million in the third quarter of 2007. SG&A expenses for the first nine months of 2008 were $144.9 million, compared with $129.6 million in the first nine months of 2007. These increases reflect higher compensation expenses as a result of the relative timing related to deferred share units granted to directors, higher legal expenses (net of insurance recoveries) in the third quarter of 2008, the inclusion of costs associated with the recent proxy contest and management succession, and higher promotional spending associated with Zovirax® and Ralivia™; which were only partially offset by lower legal expenses in the first nine months of 2008 as a result of the resolution of a number of legacy litigation matters, and overall cost-containment initiatives. In the third quarter and first nine months of 2008, legal costs were $10.8 million and $26.8 million, respectively, compared with $8.0 million and $36.8 million, respectively, in the corresponding periods in 2007. SG&A expenses in 2007 reflect the positive impact of insurance recoveries of $5.4 million and $12.6 million in the third quarter and first nine months of 2007, respectively.

The following table displays items that affected SG&A expenses in the third quarter and first nine months of 2008 and 2007, respectively.

	September 30		September 30
Expense (gain)	2008	2007	2008	2007
Proxy solicitation contest	728	—	6,142	—
Management succession	—	—	6,052	—
New Business Strategy	1,783	—	4,407	—
Severance	1,025	513	1,302	1,101
Deferred stock units	1,140	(1,894)	899	364
Insurance recoveries	—	(5,422)	0	(12,635)
Ultram® ER recall cost recovery	—	(8)	—	(1,088)
Total	4,676	(6,811)	18,802	(12,258)

Excluding the items in the table above, SG&A expenses were $40 million in the third quarter of 2008, compared with $40.5 in the third quarter of 2007, and $126.1 million in the first nine months of 2008, compared with $141.8 million in the corresponding period of 2007, an 11% decrease.

Amortization of intangible assets in the third quarter of 2008 was $12.3 million, compared with $12.0 million in the third quarter of 2007. The year-over-year increase reflects the inclusion of $0.7 million in amortization in the third quarter associated with the Prestwick acquisition. In the first nine months of 2008, amortization of intangible assets was $35.7 million, compared with $35.9 million in the prior-year period, a slight decrease that reflects the December 2007 write-down of intangible assets, partially offset by the amortization associated with the Prestwick acquisition.

Balance Sheet & Cash Flow

At the end of the third quarter of 2008, Biovail had cash balances of $219 million, marketable securities of $23.1 million, no long-term obligations and no outstanding borrowings under its credit facility. Biovail currently has $26.8 million of principal invested in auction-rate securities (ARS), all of which were rated Aaa/AAA at the time of purchase. However, given declines in underlying collateral values, several of these holdings have had their ratings downgraded since the fourth quarter of 2007. Although these securities continue to pay cash interest, Biovail has been unable to liquidate its ARS portfolio. As such, the Company has recorded this portfolio at its estimated fair value of $12.5 million as at September 30, 2008 and has recorded a further impairment charge of $1.0 million in the third quarter of 2008. To date, the Company has recorded cumulative impairment charges of $10.2 million in respect of these securities. In addition, the Company has recorded a cumulative amount of $4.1 million as an unrealized loss in other comprehensive income.

In the third quarter of 2008, cash flow from operations declined $105.8 million, resulting in a net use of cash of $62.4 million. This reflects the payment of $83.0 million in the third quarter of 2008 related to the settlement of securities class-action litigation in the U.S. and Canada, and $45.1 million to GlaxoSmithKline to settle contract costs associated with Wellbutrin XL®. Excluding these items, cash flow from operations was $65.7 million in the third quarter of 2008. In the first nine months of 2008, net cash provided by operating activities declined $164.2 million to $97.4 million, compared with $261.5 million in first nine months of 2007, which reflects the items noted above, in addition to the payment of $10 million to settle the U.S. Securities and Exchange Commission investigation in 2008. Excluding these items, cash flow from operations in the first nine months of 2008 was $235.5 million.

Net capital expenditures were $3.9 million in the third quarter of 2008 and $21.3 million in the first nine months of 2008, compared with $10.6 million and $23.6 million in the corresponding periods in 2007, respectively. Capital expenditures are expected to decrease going forward, as a result of the closure of the Company’s facilities in Puerto Rico and Ireland.

Outlook

Biovail expects to record period-over-period declines in product sales for the next several quarters, mainly as a result of the introduction of generic competition to the 150mg Wellbutrin XL® product on May 30, 2008. Beyond the U.S. launch of Xenazine® later this year and Aplenzin™ in 2009, meaningful contributions from the Company’s current development pipeline are not expected until the 2010-2011 timeframe.

Over the next several quarters, Biovail’s ongoing and planned efficiency initiatives are expected to result in additional charges to earnings. Cumulatively, these charges, including the $56.8 million recorded in the first nine months of 2008, are expected to be in the range of $80 million to $100 million, of which the cash component is expected to be $30 million to $40 million ($0.4 million of which has been paid through September 30, 2008). Cost-efficiency initiatives, which should gradually lower expenses, include the closures of the Company’s two manufacturing facilities in Puerto Rico and its R&D site in Dublin, Ireland. In addition, the Company’s recent resolution of several legacy litigation matters should also contribute to lower overall expenses. Biovail anticipates total annual savings of $30 million to $40 million once all initiatives are completed, which is currently anticipated in 2010.

Biovail is in various stages of evaluating numerous products for acquisition or in-licensing. Biovail’s objective is to build a balanced portfolio of pipeline programs, with a mix of near-term, medium-term and longer-term opportunities. Biovail is in discussions on several potential acquisition opportunities of various sizes, all of which would be expected to be accretive to cash flows and earnings within 12 months of acquisition. There can be no assurance or certainty that any acquisition will be completed.

Biovail continues to believe that current operations and its existing pipeline should generate sufficient cash flows to sustain the Company’s dividend policy. However, business development activities designed to accelerate Biovail’s strategic plan will have first priority for use of the Company’s cash flows.

Conference Call

Biovail management will host a conference call and Webcast on Thursday, November 6, 2008, at 8:30a.m. EST for Company executives to discuss 2008 third-quarter earnings. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of Biovail’s Web site at www.biovail.com. To access the call live, please dial 416-641-6124 (Toronto and International callers) and 1-866-299-8690 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EST on Thursday, November 13, 2008, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 3273516#.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”).  These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, statements concerning the Company’s New Strategic Focus, including the Company’s intention and ability to implement and effectively execute elements of its New Strategic Focus (including acquisitions and in-licensing of new products), the timing, anticipated impact and associated costs of the proposed closure of the Company’s Puerto Rico and Ireland facilities and the Company’s other efficiency initiatives, the Company’s intent and ability and the timing and anticipated impact of the proposed sale of the Company’s non-core assets, the Company’s anticipated annual cost savings from its cost-efficiency initiatives, the Company’s intent and ability to make purchases under its share repurchase program, the outcome and objectives of business development efforts, the timing of additional abbreviated new drug application filings, the timing of the launch of Xenazine®, the anticipated commercialization and launch of Aplenzin™, the Company’s intention regarding and the anticipated impact of the promotion of Zovirax®, the Company’s positioning with respect to recent financial market turmoil, the Company’s anticipated capital expenditures in future years, the anticipated declines in product sales, the amount and timing of investment in research and development, the intent and ability to make future dividend payments, and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products, the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products, timelines associated with the development of, and receipt of regulatory approval for, our new products, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, uncertainties associated with the development, acquisition and launch of new products, reliance on key strategic alliances, contractual disagreements with third parties, availability of raw materials and finished products, the regulatory environment, the expense, timing and uncertain outcome of legal and regulatory proceedings and settlements thereto, market liquidity for our common shares and our satisfaction of applicable laws for the repurchase of our common shares, availability of capital, satisfaction of applicable laws for dividend payments and the ability to generate operating cash flow, the continuation of the recent financial market turmoil, consolidated tax rate assumptions, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F and contained in Biovail’s Form 6-K for the quarterly period ended September 30, 2008.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007
REVENUE
Product sales	$170,530	$178,321	$543,110	$607,089
Research and development	5,465	6,237	18,522	18,456
Royalty and other	5,094	4,332	14,050	13,377
	181,089	188,890	575,682	638,922
EXPENSES
Cost of goods sold (exclusive of amortization of intangible assets shown separately below)	47,468	50,458	145,080	161,408
Research and development	18,668	30,674	76,759	88,843
Selling, general and administrative	44,661	33,660	144,891	129,583
Amortization of intangible assets	12,342	11,979	35,727	35,942
Restructuring costs (recovery)	7,587	(820)	59,347	712
Legal settlements	2,000	2,062	26,648	2,062
Contract recoveries	—	(123)	—	(1,735)
	132,726	127,890	488,452	416,815
Operating income	48,363	61,000	87,230	222,107
Interest income	1,783	3,789	8,663	19,620
Interest expense	(246)	(245)	(724)	(9,375)
Foreign exchange gain (loss)	204	5,255	(1,139)	5,730
Equity loss	—	(432)	(1,195)	(1,325)
Gain on disposal of investments	4,156	—	7,617	15,716
Loss on impairment of investments	(1,223)	—	(5,328)	—
Loss on early extinguishment of debt	—	—	—	(12,463)
Income before provision for income taxes	53,037	69,367	95,124	240,010
Provision for income taxes	4,600	3,500	15,600	12,500
Net income	$48,437	$65,867	$79,524	$227,510

Basic and diluted earnings per share	$0.31	$0.41	$0.50	$1.41

Weighted average number of common shares outstanding (000s)
Basic	158,715	161,020	160,144	160,777
Diluted	158,715	161,020	160,144	160,824

Cash dividends declared per share	$0.375	$0.375	$1.125	$1.125

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At	At
	September 30	December 31
	2008	2007
ASSETS
Cash and cash equivalents	$219,005	$433,641
Other current assets	197,066	273,376
	416,071	707,017
Marketable securities	23,141	24,417
Long-term investments	192	24,834
Property, plant and equipment, net	167,507	238,457
Intangible assets, net	745,822	630,514
Goodwill	100,294	100,294
Deferred tax assets, net of valuation allowance	18,200	20,700
Other long-term assets, net	29,734	35,882
	$1,500,961	$1,782,115

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$188,290	$367,578
Long-term liabilities	148,785	116,718
Shareholders’ equity	1,163,886	1,297,819
	$1,500,961	$1,782,115

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$48,437	$65,867	$79,524	$227,510
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	24,781	21,220	75,199	67,481
Amortization and write-down of deferred financing costs	130	117	390	4,691
Amortization and write-down of discounts on long-term obligations	—	—	—	962
Payment of accrued legal settlements, net of insurance recoveries	(83,048)	(14,400)	(93,048)	(14,400)
Additions to accrued legal settlements	2,000	—	26,648	—
Accrued contract costs	(45,065)	(8,000)	(45,065)	(8,000)
Stock-based compensation	1,567	1,734	6,740	8,771
Gain on disposal of investment	(4,156)	—	(7,617)	(15,716)
Impairment charges	1,465	—	57,055	—
Equity loss	—	432	1,195	1,325
Premium paid on early extinguishment of debt	—	—	—	7,854
Contract recoveries	—	(123)	—	(1,735)
Other	429	1,737	(624)	2,816
Changes in operating assets and liabilities	(8,910)	(25,169)	(3,035)	(20,039)
Net cash provided by (used in) operating activities	(62,370)	43,415	97,362	261,520
Net cash used in investing activities	(12,816)	(41,214)	(105,299)	(16,542)
Net cash used in financing activities	(59,549)	(59,881)	(206,007)	(668,212)
Effect of exchange rate changes on cash and cash equivalents	(316)	128	(692)	600
Net decrease in cash and cash equivalents	(135,051)	(57,552)	(214,636)	(422,634)
Cash and cash equivalents, beginning of period	354,056	469,458	433,641	834,540
Cash and cash equivalents, end of period	$219,005	$411,906	$219,005	$411,906